vtech




INTERIM REPORT 2006/2007 中期報告書

for the six months ended 30th September 2006
截至二零零六年九月三十日止六個月

VTech Holdings Ltd
HKSE: 303
LSE: VTH


30
Years
vtech

Corporate Information

Board of Directors

Executive Directors

Allan WONG Chi Yun
Chairman and Group Chief Executive Officer

Albert LEE Wai Kuen
Deputy Chairman

Independent Non-Executive Directors

Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

Audit Committee

Raymond CH'IEN Kuo Fung *(Chairman)*
William FUNG Kwok Lun
Michael TIEN Puk Sun

Nomination Committee

William FUNG Kwok Lun *(Chairman)*
Patrick WANG Shui Chung
Allan WONG Chi Yun

Remuneration Committee

Michael TIEN Puk Sun *(Chairman)*
Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun

Company Secretary

CHANG Yu Wai

Qualified Accountant

Shereen TONG Ka Hung

Registered Office

Clarendon House
Church Street
Hamilton HM11
Bermuda

Principal Office

23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road
Tai Po
New Territories
Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Standard Chartered Bank

Auditors

KPMG
Certified Public Accountants
Hong Kong

American Depositary Receipts

The Bank of New York
101 Barclay Street
22nd Floor-West
New York
N.Y. 10286
U.S.A.

The Group posted a solid increase in both revenue and profit for the first half of the financial year 2007. The drivers were a strong increase in revenue at the contract manufacturing services (CMS) business, continued across-the-board growth at the electronic learning products (ELP) business, and a rebound in the US market for the telecommunication products (TEL) business, following the successful restructuring of the past two years.

Results

Group Performance Review

Group revenue for the six months ended 30th September 2006 increased by 27.1% over the same period of the financial year 2006 to US$713.8 million. Despite higher raw material prices and labour costs having a negative impact on the Group's gross margin, profit attributable to shareholders rose 42.1% from US$46.3 million to US$65.8 million. Earnings per share increased by 37.3% to US27.6 cents, compared to US20.1 cents in the corresponding period last year.

The Group's liquidity position was strong and it is substantially debt-free, with net cash as at 30th September 2006 amounting to US$126.6 million.

Dividends

In view of the continued growth in profitability and the Group's solid financial position, the Board of Directors (the "Board") has declared an increased interim dividend of US9.0 cents per ordinary share, together with a special dividend of US30.0 cents per ordinary share to commemorate VTech's 30th anniversary.

Rebound in the US for TEL

Revenue at the TEL business rose 21.0% over the same period last year to US$359.3 million. During the period, the business accounted for 50.3% of Group revenue.

Revenue in North America increased by 38.2% to US$289.9 million. The growth was mainly driven by strong sales of 5.8GHz cordless phones. The recovery in the US operations of the business that began in the financial year 2006 has thus continued on track in the first half of the financial year 2007.

It follows a comprehensive restructuring programme launched two years ago, designed to improve the competitiveness of the US business through better product design and enhanced supply chain management.

The resulting range of new products, which began appearing on the shelves in the first quarter of the financial year 2007, has been well received by retailers and achieved good sell-through to end users. In consequence, shelf space has increased, sales volumes have risen and the Group has increased its share of the US cordless phone market, where VTech is now in the leadership position.

In Europe, however, the market has been weaker than expected and this has resulted in excess inventory in the market, a situation affecting all suppliers. As a result, although VTech was able to gain new customers and maintain its market share during the period, our TEL sales to the region declined 23.1% over the same period last year to US$60.5 million, following several years of robust growth. As part of our longer term expansion plans for the region, the business started to ship Voice over Internet Protocol (VoIP) phones to European customers in September 2006.

TEL Revenue by Region
for the six months ended 30th September 2006

	%	US$ million
North America	80.7	289.9
Europe	16.8	60.5
Asia Pacific	0.5	1.6
Others	2.0	7.3
Total	100.0	359.3

Broad Based Growth at ELP

The ELP business performed well in the past two years on the back of the outstanding performance of the V.Smile range and increasing efforts in marketing and promotion.

During the first half of the financial year 2007, the ELP business again achieved growth in revenue, which rose by 15.1% as compared with the first half of the financial year 2006 to US$223.2 million, equivalent to 31.3% of Group revenue.

Growth was driven by increasing sales of all product ranges and the successful launch of the V.Smile™ Baby Infant Development System (V.Smile Baby). The basic V.Smile console is now in its third year and sales were in line with management expectations. Sales of software continued to rise and by the end of the calendar year 2006, 10 new titles will have been added to the library, with additional Spanish language versions. The ratio of cartridges to consoles also increased as compared to the same period last year.

The range has been extended through the introduction of not only V.Smile Baby, aimed at children from nine months to three years old, but also V.Flash, which targets pre-teenagers. Sales of V.Smile Baby have been particularly encouraging, confirming our thesis that V.Smile is a product platform that can be developed long into the future. In September, V.Smile Baby was named to the Toys "R" Us 2006 "Hot Toy" list, while in October, V.Flash was named one of the Top 12 Toys of Christmas and Holiday 2006 by Wal-Mart.

In addition to V.Smile, the traditional ELPs also sold well. A number of new products were launched, including Nitro Vision and SmartVille, a new line of interactive animal character play sets for toddlers. Pink Nitro Notebook was included in the Toys "R" Us "Fabulous 15 The Best of the Holiday Season" list.

Geographically, revenue from North America rose by 9.9% to US$101.9 million as the business continued to gain shelf space in the region. In Europe, revenue grew by 14.8% over the same period last year to US$101.7 million and VTech maintained its dominant position in the region. Revenue from Asia Pacific and other regions such as Mexico also recorded a continued growth.

ELP Revenue by Region
for the six months ended 30th September 2006

	%	US$ million
North America	**45.7**	**101.9**
Europe	**45.6**	**101.7**
Asia Pacific	**3.5**	**7.9**
Others	**5.2**	**11.7**
Total	**100.0**	**223.2**



Rapid Expansion of CMS

The CMS business achieved an 85.7% increase in revenue as compared with the first six months of the financial year 2006, to US$131.3 million. As a result, the business accounted for 18.4% of Group revenue and its performance once again far exceeded that of the global Electronic Manufacturing Services industry, which grew by some 14%* during the first half of the calendar year 2006.

The growth in revenue came across the board, but was primarily supported by strong demand from existing customers in the areas of switching mode power supplies and professional audio equipment, as they attracted significantly more business.

VTech competed strongly on both price and service. Despite the surge in production volumes and effective cost controls, service levels remained high. In the first half of the financial year 2007, the business was given a "Partner of the Year 2006" award by a professional audio equipment customer, in recognition of VTech's outstanding service and level of support given to the company's business development.

** Source: Manufacturing Market Insider – Oct 2006 issue*

Europe remained the leading source of revenue for the CMS business, representing 51.1% of the total CMS revenue, followed by North America at 33.8% and Asia Pacific at 15.0%.

CMS Revenue by Region
for the six months ended 30th September 2006

	%	US$ million
North America	**33.8**	**44.4**
Europe	**51.1**	**67.1**
Asia Pacific	**15.0**	**19.7**
Others	**0.1**	**0.1**
Total	**100.0**	**131.3**

Outlook

Growth in our businesses appears set to continue in the second half of the financial year 2007. This is, however, dependent on the economic situation in the United States.

We also remain mindful of factors that could affect profitability. The Renminbi looks set to rise further, as do wage levels in southern China, our manufacturing base. High raw materials and components prices remain a factor, although they are now stabilising. Hence, throughout its businesses, in addition to seeking higher revenue, the Group will work further to mitigate the cost pressure through improving manufacturing efficiency, better cost control and economies of scale during the second half of the financial year 2007.

The improvement in the TEL business in the United States will continue. We are gaining more shelf space and the sell through data thus far suggests continued growth compared to the same period last year. The new range of products for the calendar year 2007, which includes a number of "next generation" cordless phones, has already been unveiled to retail customers and was favourably received. In Europe, by contrast, the market is likely to remain soft and we do not expect sales growth in the second half of the financial year 2007.

The ELP business is expected to perform well in the second half of the financial year. V.Flash came onto the shelves in September and is expected to contribute to incremental sales growth. New print and TV based advertising campaigns have been started in the second half and will support the sales push for all our products during the holiday season. We plan to introduce a second generation V.Smile console to the market in the second half of calendar year 2007.

The factors that boosted revenue at the CMS business during the first half of the financial year 2007 remain in place and hence continued growth is expected in the second half. At the same time, the business is revitalising its sales office in Japan, a market of much untapped potential for the business.

To cope with the growth in demand for the CMS business, the Group will add a new factory building at its existing plant in Liaobu, Dongguan, increasing the size of the CMS manufacturing facilities by 50%. The new facility is scheduled to open in April 2007.

In summary, we are cautiously optimistic that the growth in our businesses will continue, and that each of our businesses is well placed to take advantage of market opportunities.

Allan WONG Chi Yun
Chairman

Hong Kong, 22nd November 2006

Group Results

Group revenue for the six-month period ended 30th September 2006 reached US$713.8 million, an increase of US$152.1 million or 27.1% over the corresponding period of the previous financial year. This was mainly due to solid growth in sales at the three core businesses, particularly strong increase in revenue at CMS, continued solid performance by ELP, and a rebound in revenue at TEL as compared with the same period of the financial year 2006.

The TEL business recorded an increase in revenue of US$62.3 million or 21.0% compared with the same period of the last financial year. The growth in revenue was mainly attributable to the higher sales of 5.8GHz cordless phones in North America, where revenue rose by 38.2%. This was the result of a successful restructuring programme launched in two years ago. However, sales to European markets declined by 23.1% over the same period of the last financial year as overall market conditions were weaker than expected. The ELP business continued to record growth in revenue, which increased by 15.1% compared with the same period of the previous financial year. The momentum of the V.Smile product range remained strong while revenue contribution from traditional ELPs also picked up as compared with the first half of the last financial year. The CMS business recorded a significant growth in revenue with an 85.7% increase over the last corresponding period owing to strong demand from several top tier customers for certain categories of products, in particular switching mode power supply, professional audio equipment and communication products.

Group Revenue
for the six months ended 30th September


US$ million
800
700
600
500
400
300
200
100
0
561.7
713.8
2005
2006

Group Revenue by Product Line
for the six months ended 30th September 2006

	%	US$ million
Telecommunication Products	50.3	359.3
Electronic Learning Products	31.3	223.2
Contract Manufacturing Services	18.4	131.3
Total	100.0	713.8



The distribution of the Group's revenue from the three core businesses was: 50.3% (2005: 52.9%) from the TEL business, 31.3% (2005: 34.5%) from the ELP business and 18.4% (2005: 12.6%) from the CMS business. As a result of the exceedingly good performance of the CMS business, its revenue contribution to the Group increased significantly despite the fact that both TEL and ELP businesses also achieved remarkable growth in revenue.

For the Group as a whole, the North American market accounted for 61.1% (2005: 57.3%) of the Group's revenue while Europe and Asia Pacific accounted for 32.1% (2005: 35.1%) and 4.1% (2005: 5.6%) respectively. This change in the contribution of revenue from the three regions mainly reflects the geographic distribution of revenue from the TEL business, where sales in the United States rebounded strongly while that of the European markets decreased as compared with the last corresponding period.

Profit attributable to shareholders for the six-month period ended 30th September 2006 increased by 42.1% to US$65.8 million, as compared to US$46.3 million recorded in the same period last year. The growth in Group profit was attributable to the increase in profitability at the three core businesses.

Group Revenue by Region
for the six months ended 30th September 2006

	%	US$ million
North America	61.1	436.2
Europe	32.1	229.3
Asia Pacific	4.1	29.2
Others	2.7	19.1
Total	100.0	713.8




Profit Attributable to Shareholders
for the six months ended 30th September
US$ million
70
60
50
40
30
20
10
0
46.3
65.8
2005
2006

The gross profit of the Group rose to US$228.0 million from US$187.7 million in the corresponding period of the last financial year. Gross margin for the period, however, decreased from 33.4% to 31.9%. The decrease in gross margin was partly due to a change in sales mix. The rise in material prices, labour costs and the appreciation of the Renminbi also had a negative impact on the gross margin. The Group counteracted the cost pressure through enhancing productivity, better cost control and transferring plastics production to new plant at Qingyuan, which is a lower cost location.

In line with increased sales, selling and distribution costs rose by 21.9% partly because of higher advertising and promotional spending at the ELP business. However, selling and distribution costs as a percentage of Group revenue actually decreased from 15.7% in the first six months of the last financial year to 15.1% in the same period of the current financial year, owing to management's success in controlling overheads. Administrative and other operating expenses were US$27.3 million, a decrease of US$3.5 million over the same period of last year. The decrease was mainly due to an exchange gain of US$0.4 million recorded in the current financial period whereas an exchange loss of US$4.6 million was recorded in the same period of the previous financial year.

For the six-month period ended 30th September 2006, the Group spent US$22.5 million on research and development, which represents 3.2% of Group revenue.

Liquidity and Financial Resources

The Group's financial resources continued to be strong. As at 30th September 2006, the Group had cash on hand of US$126.6 million. The Group is substantially debt-free, except for an insignificant amount of borrowing in the form of a fixed-interest bearing equipment loan which is denominated in Euro and repayable within five years. The Group has adequate liquidity to meet its current and future working capital requirements.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposures to fluctuations in foreign currency exchange rates arising from the Group's global operations. It is the Group's policy not to engage in speculative activities. Forward foreign exchange contracts are used to hedge against major exposures.

Working Capital

The levels of stock and trade debtors as at 30th September 2006 were US$238.7 million and US$283.4 million respectively, as compared to US$133.8 million and US$162.9 million as at 31st March 2006. The increase in stock level was primarily to cater for the increased demand for the products of the three core businesses in the second half of the financial year. The increase in trade debtors was mainly due to increase in sales at all three core businesses in the first six months period. The turnover days for stock and trade debtors were 119 days and 56 days respectively, compared to 106 days and 57 days in the corresponding period of the last financial year.

Contingent Liabilities and Litigation

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that there will be no material adverse effect on the financial position of the Group.

During the period, VTech has reached full and final settlement with PricewaterhouseCoopers relating to the acquisition by the Group of certain assets and liabilities of Lucent's Wired Consumer Products Business in 2000. The net receipt has been credited to the consolidated income statement during the six months ended 30th September 2006.

Consolidated Income Statement

	Note	(Unaudited) Six months ended 30th September 2006 US$ million	2005 US$ million	(Audited) Year ended 31st March 2006 US$ million
Revenue	2	**713.8**	561.7	1,204.6
Cost of sales		**(485.8)**	(374.0)	(757.9)
Gross profit		**228.0**	187.7	446.7
Selling and distribution costs		**(107.8)**	(88.4)	(209.2)
Administrative and other operating expenses		**(27.3)**	(30.8)	(61.0)
Research and development expenses		**(22.5)**	(18.3)	(40.3)
Operating profit	2 & 3	**70.4**	50.2	136.2
Interest income		**4.1**	1.8	3.9
Share of results of associates		**-**	-	-
Profit before taxation		**74.5**	52.0	140.1
Taxation	4	**(8.7)**	(5.7)	(11.3)
Profit attributable to shareholders		**65.8**	46.3	128.8
Interim dividend	5	**21.5**	14.3	14.3
Special dividend	5	**71.7**	-	-
Final dividend	5			62.1
Earnings per share (US cents)	6			
— Basic		**27.6**	20.1	54.9
— Diluted		**27.1**	19.9	54.3

Consolidated Statement of Changes in Shareholders' Funds

	Note	(Unaudited) Six months ended 30th September 2006 US$ million	2005 US$ million	(Audited) Year ended 31st March 2006 US$ million
Shareholders' funds at beginning of period		**306.2**	203.3	203.3
Exercise of share options		**0.3**	11.2	13.2
Exercise of warrants		**-**	3.3	3.3
Realisation of hedging reserve		**1.1**	-	(2.7)
Fair value (losses)/gains on hedging during the period		**(0.9)**	1.4	3.3
Capital reserve on employee share option scheme		**0.6**	1.0	1.6
Exchange translation differences		**3.5**	(2.5)	(2.3)
Net gains and (losses) not recognised in the income statement		**4.6**	14.4	16.4
Profit attributable to shareholders		**65.8**	46.3	128.8
Dividends approved and paid during the period	5	**(62.1)**	(28.0)	(42.3)
Shareholders' funds at end of period		**314.5**	236.0	306.2

Consolidated Balance Sheet

	Note	(Unaudited) 30th September 2006 US$ million	2005 US$ million	(Audited) 31st March 2006 US$ million
Non-current assets				
Tangible assets	7	**74.5**	50.9	64.6
Leasehold land payments		**3.7**	3.4	3.7
Deferred tax assets		**8.6**	5.7	5.1
Investments		**0.2**	0.3	0.2
		87.0	60.3	73.6
Current assets				
Stocks		**238.7**	184.4	133.8
Debtors and prepayments	8	**307.2**	268.7	183.6
Taxation recoverable		**0.8**	1.2	1.8
Cash and cash equivalents		**126.6**	101.7	242.4
		673.3	556.0	561.6
Current liabilities				
Creditors and accruals	9	**(365.5)**	(318.0)	(267.7)
Provisions		**(58.4)**	(47.9)	(49.3)
Taxation payable		**(17.3)**	(12.6)	(7.9)
		(441.2)	(378.5)	(324.9)
Net current assets		**232.1**	177.5	236.7
Total assets less current liabilities		**319.1**	237.8	310.3
Non-current liabilities				
Borrowings		**-**	(0.1)	-
Deferred tax liabilities		**(4.6)**	(1.7)	(4.1)
		(4.6)	(1.8)	(4.1)
Net assets		**314.5**	236.0	306.2
Capital and reserves				
Share capital	10	**11.9**	11.9	11.9
Reserves	11	**302.6**	224.1	294.3
Shareholders' funds		**314.5**	236.0	306.2

Condensed Consolidated Cash Flow Statement

	(Unaudited) Six months ended 30th September 2006 US$ million	2005 US$ million	(Audited) Year ended 31st March 2006 US$ million
Net cash (used in)/generated from operating activities	**(37.2)**	0.8	176.2
Net cash used in investing activities	**(20.5)**	(9.7)	(31.9)
Net cash used in financing activities	**(61.8)**	(13.5)	(26.0)
Effect of exchange rate changes	**3.7**	0.2	0.2
(Decrease)/increase in cash and cash equivalents	**(115.8)**	(22.2)	118.5
Cash and cash equivalents at beginning of period	**242.4**	123.9	123.9
Cash and cash equivalents at end of period	**126.6**	101.7	242.4

The notes on pages 7 to 10 form an integral part of these consolidated financial statements.

1 Basis of Preparation

The unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") including compliance with International Accounting Standard 34 - Interim Financial Reporting adopted by the International Accounting Standards Board (the "IASB").

The financial information relating to the financial year ended 31st March 2006 included in the interim consolidated financial statements does not constitute the Company's annual financial statements prepared under International Financial Reporting Standards ("IFRS") for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31st March 2006 are available at the company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 21st June 2006.

The same accounting policies adopted in the 2006 annual financial statements have been applied to the interim consolidated financial statements.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain properties.

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segment Information

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Primary reporting format – business segments

	(Unaudited) Six months ended 30th September			
	Revenue 2006 US$ million	Revenue 2005 US$ million	**Operating profit/(loss) 2006 US$ million**	Operating profit/(loss) 2005 US$ million
Telecommunication and electronic products	**713.8**	561.3	**70.5**	50.6
Other activities	**-**	0.4	**(0.1)**	(0.4)
	713.8	561.7	**70.4**	50.2

Secondary reporting format – geographical segments

	(Unaudited) Six months ended 30th September			
	Revenue 2006 US$ million	Revenue 2005 US$ million	**Operating profit 2006 US$ million**	Operating profit 2005 US$ million
North America	**436.2**	321.7	**40.3**	21.4
Europe	**229.3**	197.2	**18.1**	22.8
Asia Pacific	**29.2**	31.2	**7.2**	3.3
Others	**19.1**	11.6	**4.8**	2.7
	713.8	561.7	**70.4**	50.2

3 Operating Profit

The operating profit is arrived at after charging the following:

		(Unaudited) Six months ended 30th September	
	Note	**2006 US$ million**	2005 US$ million
Depreciation charges	7	**11.2**	8.8
Loss on disposal of tangible assets		**–**	0.5

4 Taxation

	(Unaudited) Six months ended 30th September	
	2006	2005
	US$ million	US$ million
Company and subsidiaries		
Income tax		
Hong Kong	**11.6**	7.5
U.S.A.	**0.1**	0.2
Other countries	**-**	0.1
Deferred tax		
Origination and reversal of temporary differences	**(3.0)**	(2.1)
	8.7	5.7
Current tax	**11.7**	7.8
Deferred tax	**(3.0)**	(2.1)
	8.7	5.7

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

5 Dividends

(a) Dividends attributable to the period:

	(Unaudited) Six months ended 30th September	
	2006	2005
	US$ million	US$ million
Interim dividend of US9.0 cents (2005: US6.0 cents) per share declared	**21.5**	14.3
Special dividend of US30.0 cents (2005: Nil) per share declared	**71.7**	-
	93.2	14.3

The interim dividend and special dividend declared after the balance sheet date have not been recognised as liabilities at the balance sheet date.

(b) Final dividend of US26.0 cents (2005: US12.0 cents) per share for the year ended 31st March 2006, which totaled US$62.1 million (2005: US$28.0 million) was approved and paid during the period.

6 Earnings per Share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$65.8 million (2005: US$46.3 million).

The basic earnings per share is based on the weighted average of 238.9 million (2005: 230.6 million) ordinary shares in issue during the period. The diluted earnings per share is based on 243.3 million (2005: 232.5 million) ordinary shares which is the weighted average number of ordinary shares in issue during the period after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

7 Tangible Assets

	(Unaudited) 30th September 2006 US$ million
At beginning of period	**64.6**
Additions	**20.7**
Disposals	**(0.2)**
Depreciation	**(11.2)**
Effect of changes in exchange rate	**0.6**
At end of period	**74.5**

8 Debtors and Prepayments

Total debtors and prepayments of US$307.2 million (31st March 2006: US$183.6 million) includes trade debtors of US$283.4 million (31st March 2006: US$162.9 million).

An aging analysis of net trade debtors by transaction date is as follows:

	(Unaudited) 30th September 2006	(Audited) 31st March 2006
	US$ million	US$ million
0-30 days	**157.8**	90.7
31-60 days	**86.2**	41.4
61-90 days	**33.7**	17.0
>90 days	**5.7**	13.8
Total	**283.4**	162.9

The majority of the Group's sales is on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

9 Creditors and Accruals

Total creditors and accruals of US$365.5 million (31st March 2006: US$267.7 million) includes trade creditors of US$186.0 million (31st March 2006: US$116.8 million).

An aging analysis of trade creditors by transaction date is as follows:

	(Unaudited) 30th September 2006	(Audited) 31st March 2006
	US$ million	US$ million
0-30 days	**71.1**	52.4
31-60 days	**67.5**	33.2
61-90 days	**31.8**	18.5
>90 days	**15.6**	12.7
Total	**186.0**	116.8

10 Share Capital, Share Options and Warrants

Share Capital

	(Unaudited) 30th September 2006 US$ million	(Audited) 31st March 2006 US$ million
Authorised		
Ordinary shares:		
400,000,000 (31st March 2006: 400,000,000) of US$0.05 each	**20.0**	20.0

	(Unaudited) 30th September 2006 No. of shares	(Unaudited) 30th September 2006 US$ million	(Audited) 31st March 2006 No. of shares	(Audited) 31st March 2006 US$ million
Issued and fully paid				
Ordinary shares of US$0.05 each:				
Balance at beginning of period / year	**238,773,133**	**11.9**	225,627,133	11.3
Issued shares upon exercise of share options	**212,000**	–	10,146,000	0.5
Issued shares upon exercise of warrants	–	–	3,000,000	0.1
Balance at end of period / year	**238,985,133**	**11.9**	238,773,133	11.9

Note: Subsequent to the balance sheet date and up to 22nd November 2006, the issued and fully paid share capital of the Company was increased to 238,995,133 ordinary shares upon the exercise of 10,000 share options at the exercise price of HK$10.20 per share.

Share Options

Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorised, at any time during the 10 years from the date of approval of the 2001 Scheme, to grant options to certain employees of the Company or subsidiaries of the Group, including executive directors (but excluding non-executive directors) to subscribe for shares in the Company at prices to be determined by the directors in accordance with the terms of the 2001 Scheme.

As at 30th September 2006, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 7,002,000, which represented approximately 2.9% of the then issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the period were as follows:

Date of grant (Note 1)	Exercise price	Exercisable period (Note 2)	Balance in issue at 1st April 2006	Number of share options granted during the period	Number of share options exercised during the period	Number of share options lapsed during the period (Note 5)	Balance in issue at 30th September 2006
26th February 2002 to 26th March 2002	HK$10.2	26th February 2005 to 25th March 2007	254,000	–	(147,000) (Note 3)	–	**107,000**
10th July 2002 to 8th August 2002	HK$8.71	10th July 2005 to 7th August 2007	85,000	–	(65,000) (Note 4)	–	**20,000**
20th April 2004 to 19th May 2004	HK$15.0	20th April 2007 to 19th May 2009	1,965,000	–	–	–	**1,965,000**
19th November 2004	HK$11.03	22nd November 2007 to 21st November 2009	1,500,000	–	–	–	**1,500,000**
23rd March 2005 to 22nd April 2005	HK$11.41	23rd March 2008 to 22nd March 2010	1,410,000	–	–	–	**1,410,000**
12th August 2005	HK$19.3	26th August 2008 to 25th August 2010	2,000,000	–	–	–	**2,000,000**
			7,214,000	–	(212,000)	–	**7,002,000**

Note 1: Due to the large number of employees participating in the 2001 Scheme, the relevant information can only be shown within a reasonable range in this Interim Report. For options granted to employees, the options were granted during the underlying periods for acceptance of such options by the employees concerned.

10 Share Capital, Share Options and Warrants (Continued)

Share Options (Continued)

Note 2: As one of the conditions of grant, the employees concerned agreed with the Company that the options shall not be exercisable within the period of 36 months from the date on which such options were deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were deemed to be granted and accepted. However, options shall be automatically vested to the grantees when the grantees reach 60 years of age.

Note 3: An aggregate of 147,000 share options were exercised at the exercise price of HK$10.20 during the financial period. The weighted average closing prices of the shares of the Company immediately before the dates on which the options were exercised and at the dates of exercise were HK$39.06 per share and HK$38.49 per share respectively.

Note 4: An aggregate of 65,000 share options were exercised at the exercise price of HK$8.71 during the financial period. The weighted average closing prices of the shares of the Company immediately before the dates on which the options were exercised and at the dates of exercise were HK$36.20 per share and HK$36.46 per share respectively.

Note 5: No options were cancelled during the period.

Share option expenses charged to the consolidated income statement are determined with the Black-Scholes model based on the following assumptions:

	Date of grant			
	20th April 2004	**19th November 2004**	**23rd March 2005**	**12th August 2005**
Fair value of each share option as of the date of grant	HK$5.1	HK$2.6	HK$3.1	HK$5.4
Closing price at the date of grant	HK$15.0	HK$10.9	HK$11.4	HK$19.3
Exercise price	HK$15.0	HK$11.03	HK$11.41	HK$19.3
Expected volatility	50.7%	49.1%	47.5%	48.0%
Annual risk-free interest rate	3.5%	2.8%	4.0%	3.9%
Expected average life of options	3.5 years	3.5 years	3.5 years	3.5 years
Expected dividend yield	2.6%	7.1%	5.5%	5.1%

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the one year immediately preceding the grant date.

Warrants

An aggregate of 3,000,000 warrants have been exercised during the financial year ended 31st March 2006 and no warrants were outstanding as at 31st March 2006 and 30th September 2006.

11 Reserves

	(Unaudited) 30th September 2006 US$ million	(Audited) 31st March 2006 US$ million
Share premium	**90.6**	90.3
Other properties revaluation reserve	**6.1**	6.1
Revenue reserve	**206.6**	202.9
Exchange reserve	**(3.7)**	(7.2)
Capital reserve	**2.2**	1.6
Hedging reserve	**0.8**	0.6
	302.6	294.3

12 Capital Commitments

	(Unaudited) 30th September 2006 US$ million	(Audited) 31st March 2006 US$ million
Capital commitments for property, plant and equipment:		
Authorised but not contracted for	**22.7**	48.8
Contracted but not provided for	**14.2**	5.9
	36.9	54.7

13 Possible Impact of Amendments, New Standards and Interpretations Issued but not yet effective for the Annual Accounting period ending 31st March 2007

Up to the date of issue of these interim financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31st March 2007 and which have not been adopted in these interim financial statements:

	Effective for accounting period beginning on or after
IFRS 7, Financial instruments: disclosures	1st January 2007
IFRIC 8, Scope of IFRS2	1st May 2006
IFRIC 9, Reassessment of Embedded Derivatives	1st June 2006
IFRIC 10, Interim Financial Reporting and Impairment	1st November 2006
Amendment to IAS 1, Presentation of financial statements: capital disclosure	1st January 2007

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. Up to the date of issuance of these interim financial statements, the Group believes that the adoption of the above amendments, new standards and new interpretations is unlikely to have a significant impact on the Group's results of operations and financial position.

14 Approval of Interim Report

The interim report was approved by the Board on 22nd November 2006.

Interim Dividend and Special Dividend

The Board has declared an interim dividend in respect of the six months ended 30th September 2006 of US9.0 cents per ordinary share and a special dividend of US30.0 cents per ordinary share to shareholders whose names appear on the register of members of the Company as at the close of business on 22nd December 2006.

The interim dividend and special dividend will be payable on 3rd January 2007 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdom will receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 19th December 2006.

Closure of Register of Members

The register of members of the Company will be closed from 18th December 2006 to 22nd December 2006, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the interim dividend and special dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company not later than 4:00 p.m., the local time of the share registrars, on Friday, 15th December 2006.

The principal registrar is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the branch registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

Share Capital, Share Options and Warrants

Details of the movements in share capital, share options and warrants of the Company are shown in note 10 to the consolidated financial statements.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 30th September 2006, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company as recorded in the registers maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance of Hong Kong (the "SFO") and according to the record of notification made to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the Listing Rules of the Financial Services Authority in the United Kingdom (the "UK Listing Rules") were as follows:

(1) Interests in the Company

Name of director	Number of shares			Equity derivatives (share options)	Total	Approximate percentage of shareholding
	Personal interest	Family interest	Other interest			
Allan WONG Chi Yun	15,654,393	3,968,683	74,101,153 (Note 1)	2,000,000	95,724,229	40.1%
Albert LEE Wai Kuen	2,549,332	–	–	1,500,000	4,049,332	1.7%
Raymond CH'IEN Kuo Fung	–	–	–	–	–	–
William FUNG Kwok Lun	1,041,630	–	–	–	1,041,630	0.4%
Michael TIEN Puk Sun	–	–	423,000 (Note 2)	–	423,000	0.2%
Patrick WANG Shui Chung	–	–	–	–	–	–

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex was a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success was a wholly-owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun, a director of the Company, was the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares.

Note 2: The shares were registered in the name of Romsley International Limited which was a wholly-owned subsidiary of J.P. Morgan Trust Company (Bahamas) Limited as the trustee of The Joy Plus Trust. The Joy Plus Trust was a discretionary trust of which Mr. Michael TIEN Puk Sun was the founder.

Note 3: All the interests stated above represent long positions.

(2) Share Options of the Company

Name of director	Date of grant	Exercise price	Exercisable period (Note)	Number of share options held as at 1st April 2006	as at 30th September 2006
Allan WONG Chi Yun	12th August 2005	HK$19.3	26th August 2008 to 25th August 2010	2,000,000	2,000,000
Albert LEE Wai Kuen	19th November 2004	HK$11.03	22nd November 2007 to 21st November 2009	1,500,000	1,500,000

Note: As one of the conditions of grant, the grantee concerned agreed with the Company that the options granted shall not be exercisable within the period of 36 months from the date on which such options were accepted and shall not be exercisable after 60 months from the date on which such options were accepted.

Save as disclosed above, as at 30th September 2006, none of the directors and the chief executive of the Company has any interest or short position in shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be recorded in the register kept by the Company pursuant to Part XV of the SFO or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules or which were required to be notified to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the UK Listing Rules.

Substantial Shareholdings

As at 30th September 2006, according to the register maintained by the Company under Section 336 of the SFO and the record of notification made to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules and in so far as is known to the Company, the parties, (other than the directors and the chief executive of the Company), who held 3% or more equity interest in the issued share capital of the Company, together with the amount of each of such parties' interests were as follows:

Name of shareholder	Capacity	Number of shares held	Approximate percentage of shareholding
Trustcorp Limited	Interest of Controlled Corporation (Notes 1 & 3)	74,101,153	31.0%
Newcorp Limited	Interest of Controlled Corporation (Notes 1 & 3)	74,101,153	31.0%
Newcorp Holdings Limited	Interest of Controlled Corporation (Notes 1 & 3)	74,101,153	31.0%
David Henry Christopher HILL	Interest of Controlled Corporation (Notes 1 & 3)	74,101,153	31.0%
David William ROBERTS	Interest of Controlled Corporation (Notes 1 & 3)	74,101,153	31.0%
Rebecca Ann HILL	Interest of Spouse (Notes 1 & 3)	74,101,153	31.0%
Honorex Limited	Beneficial owner (Notes 1 & 3)	1,416,325	28.0%
	Interest of Controlled Corporation (Notes 1 & 3)	65,496,225	
Conquer Rex Limited	Beneficial owner (Notes 1 & 3)	65,496,225	27.4%
Value Partners Limited	Investment Manager (Notes 2 & 3)	19,925,000	8.3%
CHEAH Cheng Hye	Interest of Controlled Corporation (Notes 2 & 3)	19,925,000	8.3%
Twin Success Pacific Limited	Beneficial owner (Notes 1 & 3)	7,188,603	3.0%

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex was a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success was a wholly-owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun ("Mr. WONG"), a director of the Company, was the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares. Mr. WONG's founder interests in the 74,101,153 shares of the Company has also been disclosed under the section headed "directors' interests and short positions in shares, underlying shares and debentures" above. Trustcorp Limited was wholly owned by Newcorp Limited which was in turn wholly owned by Newcorp Holdings Limited. Each of Mr. David Henry Christopher HILL and Mr. David William ROBERTS was deemed to be interested in such shares through its 35% interest in Newcorp Holdings Limited. Ms. Rebecca Ann HILL, being the spouse of Mr. David Henry Christopher HILL, was deemed to be interested in such shares by virtue of SFO.

Note 2: Mr. CHEAH Cheng Hye was deemed to be interested in such shares through its 32.77% interest in Value Partners Limited.

Note 3: All the interests stated above represent long positions.

Save as disclosed above, the Company has not been notified by any person (other than the directors or chief executive of the Company) who had interests or short positions in the shares, underlying shares and debentures of the Company as at 30th September 2006 which were required to be disclosed to the Company under Part XV of the SFO, or which were recorded in the register required to be kept by Company under Section 336 of the SFO or which were required to be notified to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules.

Share Option Scheme

The Company operates share option scheme (the "2001 Scheme") for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the 2001 Scheme include executive directors (but excluding non-executive directors) and employees of the Company and/or any of its subsidiaries. Details of the 2001 Scheme are set out in note 10 to the consolidated financial statements.

Continuing Connected Transaction

As announced on 6th April 2005, the Company has entered into a transaction which constituted a continuing connected transaction of the Company under Rule 14A.34 of the Listing Rules and Chapter 11 of the UK Listing Rules as set out below:

On 6th April 2005, the Company as tenant renewed a lease (the "Lease") with Aldenham Company Limited ("Aldenham") as landlord for the lease of the premises situated at Bowen Road, Hong Kong for 2 years commencing 1st April 2005 and expiring on 31st March 2007 at a monthly rental of HK$250,000 for the purpose of providing housing to Mr. Allan WONG Chi Yun ("Mr. WONG"), a director, chief executive and a substantial shareholder of the Company. Aldenham is a wholly indirect subsidiary of a trust in which the family members of Mr. WONG are beneficiaries. Aldenham is therefore a connected person of the Company as ascribed by the Listing Rules and the Lease constituted a continuing connected transaction under the Listing Rules.

Purchase, Sale or Redemption of Listed Shares

The Company has not redeemed any of its shares during the six months ended 30th September 2006. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

Corporate Governance

VTech Holdings Limited is incorporated in Bermuda. The Company has its primary share listing on The Stock Exchange of Hong Kong Limited and London Stock Exchange plc. The primary corporate governance rules applicable to the Company is the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Listing Rules. Throughout the six months ended 30th September 2006, the Company has complied with all the code provisions of the Code and to a large extent, the recommended best practices in the Code except for the deviations from code provision A.2.1 of the Code as described below:

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the non-executive directors form the majority of the Board of which four out of six are independent. The Board believes the appointment of Mr. Allan WONG to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

The Company is not subject to the Combined Code on Corporate Governance under the UK Listing Rules that applies to United Kingdom incorporated companies.

Model Codes for Securities Transactions

The Company has adopted the Model Codes as set out in Appendix 10 of the Listing Rules and Appendix to Chapter 16 of the UK Listing Rules regarding securities transactions by directors and senior management in relation to the accounting period covered by the Interim Report. All directors confirmed, following specific enquiry by the Company, that they have fully complied with the required standard of dealings set out therein.

Audit Committee

The Audit Committee is chaired by Mr. Raymond CH'IEN Kuo Fung with Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun as members, all are independent non-executive directors. It has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

The Audit Committee has reviewed with management of the Company the accounting principles and practices adopted by the Group and financial reporting matters including the review of the unaudited interim consolidated financial statements for the six months ended 30th September 2006.

Information for Shareholders

Listings

Shares of VTech Holdings Limited are listed on both The Stock Exchange of Hong Kong Limited and London Stock Exchange plc.

Ordinary shares are also available in the form of American Depository Receipts through the Bank of New York.

Stock Codes

The Stock Exchange of Hong Kong Limited	303
London Stock Exchange plc	VTH
American Depository Receipts	VTKHY

Financial Calendar

Closure of Register of Members	18th – 22nd December 2006 (both dates inclusive)
Payment of Interim Dividend and Special Dividend	3rd January 2007
FY2007 Annual Results Announcement	June 2007

Share Registrars

Principal

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda
Tel: (441) 299 3954
Fax: (441) 295 6759
Email: funds@bntb.bm

Hong Kong Branch

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel: (852) 2862 8628
Fax: (852) 2865 0990
Email: hkinfo@computershare.com.hk

UK Branch

Capita IRG Plc
Bourne House
34 Beckenham Road
Kent BR3 4TU, DX91750
Beckenham West
United Kingdom
Tel: (44) 20 8639 2157
Fax: (44) 20 8639 2342
Email: ssd@capitaregistrars.com

Share Information

Board Lot:	1,000 shares
Issued shares as at 30th September 2006:	238,985,133 shares

Dividends

Dividends per share for the six months ended 30th September 2006

– Interim Dividend	US9.0 cents per ordinary share
– Special Dividend	US30.0 cents per ordinary share

Investor Relations Contact

Corporate Communications Department
23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road
Tai Po
New Territories
Hong Kong
Tel: (852) 2680 1000
Fax: (852) 2680 1788
Email: investor_relations@vtech.com

Website

www.vtech.com
www.irasia.com/listco/hk/vtech

於二零零七財政年度上半年，集團的收入及盈利均錄得穩健增長，原因是承包生產業務收入大幅上升、電子學習產品業務持續全面增長，以及美國電訊產品業務經歷過去兩年的業務重整後，已經穩步回升。

業績

集團業績回顧

截至二零零六年九月三十日止六個月期間，集團的收入較二零零六財政年度同期增加27.1%至713,800,000美元。儘管原材料的價格及勞工成本上漲對集團毛利造成負面的影響，股東應佔溢利由46,300,000美元增加42.1%至65,800,000美元。每股盈利增加37.3%至27.6美仙，而去年同期則為20.1美仙。

集團資金充裕，基本上並無債務，於二零零六年九月三十日的淨現金為126,600,000美元。

股息

由於盈利持續增長，加上集團的財政狀況穩健，董事會宣布增派中期股息至每股普通股9.0美仙，同時派發特別股息每股普通股30.0美仙，以慶祝集團三十週年紀念。

美國電訊產品業務回升

與二零零六財政年度上半年比較，集團電訊產品業務的收入上升21.0%至359,300,000美元，佔集團期內總收入的50.3%。

北美洲收入增加38.2%至289,900,000美元，增長主要由5,800兆赫無繩電話強勁的銷量帶動。集團在美國的電訊產品業務於二零零六財政年度開始回升，並於二零零七財政年度上半年持續向好。這是該業務在美國的重整計劃的成果；集團於兩年前落實此重整計劃，透過改善產品設計和加強供應鏈管理，以提升美國業務的競爭力。

集團其後研發的新產品系列於二零零七財政年度首季開始推出市場，深受零售商和用戶的歡迎，銷情良好。故此，集團電訊產品的貨架有所增加、銷量攀升，使集團得以擴大在美國無繩電話市場的佔有率，現穩佔市場的領導地位。

然而，歐洲市道較預期疲弱，導致當地市場存貨過剩，此情況影響所有歐洲市場的供應商。因此，雖然偉易達覓得新客戶而使期內市場佔有率得以維持，但電訊產品在歐洲市場的銷售額則繼多年強勁增長後回落，較去年同期下跌23.1%至60,500,000美元。為配合擴展歐洲業務的長遠計劃，集團於二零零六年九月開始向歐洲客戶付運網上(VoIP)電話。

按經營地區劃分的電訊產品收入
截至二零零六年九月三十日止六個月

	%	百萬美元
北美洲	80.7	289.9
歐洲	16.8	60.5
亞太區	0.5	1.6
其他	2.0	7.3
總數	**100.0**	**359.3**



電子學習產品業務全面增長

在V.Smile產品系列出色的表現帶動下，加上集團加強宣傳推廣，電子學習產品業務在過去兩年的表現良好。

於二零零七財政年度上半年，電子學習產品業務的收入持續增長，較二零零六財政年度上半年上升15.1%至223,200,000美元，佔集團總收入的31.3%。

全線產品銷售額上升以及成功推出V.Smile™ Baby幼兒發展系統（V.Smile Baby），雙雙帶動電子學習產品業務的增長。V.Smile主機推出至今已有三年，銷售額與管理層的預期相符。軟件銷售額亦持續增長，於二零零六年底前，集團將新增十款遊戲軟件，另備有西班牙語版本。與去年同期比較，遊戲盒帶對主機的銷售比例亦見增加。

集團已擴大V.Smile產品系列，不但推出為9至36個月大的嬰孩而設的V.Smile Baby，並推出為10歲以下兒童而設的V.Flash。V.Smile Baby的銷售額更令人鼓舞，印證了集團相信V.Smile可作為長線發展的產品平台的觀點。V.Smile Baby於九月入選玩具反斗城「Hot Toy」之列。V.Flash則於十月榮獲沃爾瑪選為二零零六年聖誕及新年假期十二大熱門玩具之一。

除了V.Smile系列外，傳統電子學習產品的銷情同樣理想。集團推出了多款新產品，包括Nitro Vision以及為幼兒而設的全新互動動物玩具套裝系列SmartVille。Pink Nitro Notebook更獲選為玩具反斗城的聖誕十五大送禮佳品之一。

按地區劃分，電子學習產品業務在北美洲市場的收入上升9.9%至101,900,000美元，原因是集團在當地的貨架空間持續增長。在歐洲，電子學習產品業務的收入較去年同期增長14.8%至101,700,000美元，目前仍保持在該市場的領導地位。電子學習產品業務在亞太區及其他地區如墨西哥的收入亦錄得持續的增長。

按經營地區劃分的電子學習產品收入
截至二零零六年九月三十日止六個月

	%	百萬美元
北美洲	45.7	101.9
歐洲	45.6	101.7
亞太區	3.5	7.9
其他	5.2	11.7
總數	100.0	223.2



承包生產業務迅速擴展

承包生產業務的收入，較二零零六財政年度首六個月增加85.7%至131,300,000美元，佔集團總收入的18.4%，表現再次遠超環球電子製造服務行業於二零零六年上半年錄得的14%*增幅。

這項業務的收入增長主要由現有客戶帶動，所有產品類別的銷售額均有所增加，其中開關電源供應產品和專業音響設備的客戶的業務錄得可觀的增長，令他們的需求特別殷切。

偉易達致力發揮在價格和服務質素上的競爭力。在產量急升和成本控制得宜的情況下，集團繼續維持高質素的服務。於二零零七財政年度上半年，集團榮獲一位專業音響設備客戶頒發二零零六年度合作夥伴獎(Partner of the Year 2006)，表揚偉易達以出色的服務支援其業務發展。

*來源：*Manufacturing Market Insider*－2006年10月號

歐洲繼續是承包生產業務主要的收入來源，佔該業務總收入的51.1%，其次為佔33.8%的北美洲和佔15.0%的亞太區。

按經營地區劃分的承包生產業務收入
截至二零零六年九月三十日止六個月

	%	百萬美元
北美洲	33.8	44.4
歐洲	51.1	67.1
亞太區	15.0	19.7
其他	0.1	0.1
總數	100.0	131.3



前景

集團的增長可望於本財政年度的下半年持續，然而亦須視乎美國的經濟狀況。

集團仍然關切多項可能影響盈利表現的因素。人民幣看來勢必進一步升值，而集團的製造基地位於華南地區，工資亦持續上升。雖然昂貴的原材料和零件的價格現正趨於穩定，但這個成本因素也不可忽視。因此，除致力增加收入外，集團亦將於本財政年度下半年進一步透過提高生產效率，加強成本控制及發揮規模效益以緩和成本上漲的壓力。

在美國，電訊產品業務的表現將持續改善。集團正取得更多貨架空間，直到目前的銷售數據較去年同期持續有所增長。二零零七年的新產品系列，其中包括多款「新一代」無繩電話，已向零售客戶推介，反應理想。但歐洲的市道料會持續偏軟，集團預期於二零零七財政年度下半年電訊產品業務在歐洲的銷售額將不會有任何增長。

集團預期電子學習產品業務於本財政年度下半年的表現將持續向好。V.Flash已於九月上架，料會帶動銷售額進一步上升。集團已於下半年在報章雜誌和電視媒體推出新的廣告攻勢，將對聖誕新年假期所有產品的銷量產生推動作用。集團計劃於二零零七年下半年將第二代V.Smile主機推出市場。

於本財政年度上半年利好承包生產業務收入的因素至今仍然存在，所以集團預期該業務的收入可望於下半年持續增長。與此同時，該業務在日本的銷售辦事處現正進行改革，以把握當地市場大量尚待開發的商機。

為應付承包生產業務的需求增長，集團將於現在位於東莞市的寮步廠房加建新廠房，把承包生產業務生產設施的規模擴大50%。預計新廠房可於二零零七年四月啟用。

總括而言，集團對業務持續增長的前景抱著審慎樂觀的態度，並深信集團每項業務均有優越條件把握在市場上湧現的發展機遇。

主席
黃子欣

香港，二零零六年十一月二十二日

集團業績

截至二零零六年九月三十日止六個月期間，集團的收入為713,800,000美元，較二零零六財政年度同期增加152,100,000美元或27.1%。收入增加主要由於三大核心業務的銷售額穩健增長所致，尤其以承包生產業務的收入錄得強勁增長，而電子學習產品業務持續表現強勁及電訊產品的收入較上個財政年度同期有所回升。

電訊產品業務的收入較上個財政年度同期增長62,300,000美元或21.0%。收入增加主要由北美洲銷售的5,800兆赫無繩電話提高所致，該地區收入增長38.2%，此乃集團於兩年前落實重整計劃之成果。然而由於歐洲整體市況較預期疲弱，售予該市場之銷售額較上個財政年度同期下跌23.1%。電子學習產品業務繼續錄得收入增長，較上個財政年度同期增加15.1%。V.Smile產品組合仍保持強勁勢頭，而傳統電子學習產品的收入貢獻較上個財政年度同期亦有所增長。承包生產業務收入錄得大幅增長，較去年同期增加85.7%，由於其主要客戶對若干產品類別需求殷切所致，尤以開關電源供應產品、專業音響設備及通訊產品為然。

集團收入
截至九月三十日止六個月



百萬美元
800
700
600
500
400
300
200
100
0
561.7
713.8
2005
2006

按產品類別劃分的集團收入
截至二零零六年九月三十日止六個月

	%	百萬美元
電訊產品	50.3	359.3
電子學習產品	31.3	223.2
承包生產業務	18.4	131.3
總數	100.0	713.8



集團三大核心業務的收入分部：電訊產品業務佔50.3%（二零零五年：52.9%），電子學習產品業務佔31.3%（二零零五年：34.5%）及承包生產業務佔18.4%（二零零五年：12.6%）。由於承包生產業務表現超卓，其對集團的收入貢獻大幅增加，同時電訊產品業務及電子學習產品業務的收入亦錄得可觀增長。

就集團整體而言，北美洲市場佔集團收入的61.1%（二零零五年：57.3%），而歐洲及亞太區市場的貢獻分別佔32.1%（二零零五年：35.1%）及4.1%（二零零五年：5.6%）。三個地區收入貢獻的變動主要由於電訊產品業務收入的地區分布改變，其中美國的銷售額強勁反彈，但歐洲市場的銷售額則較去年同期減少。

截至二零零六年九月三十日止六個月期間，股東應佔溢利增加42.1%至65,800,000美元，而去年同期錄得46,300,000美元。集團溢利增長主要由於三大核心業務盈利能力增加所致。

按經營地區劃分的集團收入
截至二零零六年九月三十日止六個月

	%	百萬美元
北美洲	61.1	436.2
歐洲	32.1	229.3
亞太區	4.1	29.2
其他	2.7	19.1
總數	100.0	713.8




股東應佔溢利
截至九月三十日止六個月
百萬美元
70
60
50
40
30
20
10
0
46.3
65.8
2005
2006

集團毛利上升至228,000,000美元，上個財政年度同期為187,700,000美元。然而，期內之毛利率則由33.4%減少至31.9%。毛利率減少部份由於銷售組合變動所致。原材料價格高企、勞工成本上升及人民幣升值亦對毛利率產生負面影響。本集團透過提高生產力、加強成本控制及將塑膠生產遷移至位於成本較為低廉的清遠市設立新的廠房，以紓解成本壓力。

為配合銷售額增長，銷售及分銷成本上升21.9%，部份由於電子學習產品業務的廣告推廣活動費用增加所致。然而，由於管理層成功控制經常開支，銷售及分銷成本佔本集團收入的百分比由上個財政年度首六個月的15.7%減少至本財政年度同期的15.1%。集團的管理及其他經營費用為27,300,000美元，較去年同期減少3,500,000美元。該減少主要由於本財政期間錄得400,000美元的匯兑收益，而上個財政年度同期錄得4,600,000美元的匯兑虧損所致。

截至二零零六年九月三十日止六個月期間，本集團的研究及開發支出為22,500,000美元，佔集團收入的3.2%。

流動資金與財務資源

本集團的財務資源持續充裕。於二零零六年九月三十日，本集團持有現金126,600,000美元。除一筆小額定息設備貸款外，集團基本上並無債務。該筆款項以歐元計值，並須於五年內償還。本集團擁有充裕流動資金以應付目前及未來營運資金之需求。

財務政策

集團的財務政策目標是管理集團全球營運所帶來的匯率波動風險。集團的政策是不參與任何投機活動，但會透過遠期外匯合約對沖重大風險。

營運資金

於二零零六年九月三十日的存貨及應收賬款分別為238,700,000美元及283,400,000美元，而二零零六年三月三十一日為133,800,000美元及162,900,000美元。存貨水平增加主要為了配合市場於本財政年度下半年對三大核心業務產品的需求。應收賬款增加主要由於首六個月期間三大核心業務的銷售額增加所致。存貨及應收賬款之週轉日數分別為119日及56日，而上個財政年度同期為106日及57日。

或然負債及訴訟

集團內若干公司在其日常業務中涉及訴訟。經審閱尚未解決的申索並考慮到法律意見後，董事認為此等訴訟對本集團的財務狀況並不會產生重大不利影響。

於期內，偉易達集團與羅兵咸永道會計師事務所就本集團於二零零零年收購朗訊Wired Consumer Products Business的若干資產及負債已達成全面及最終和解。收入淨額已計入截至二零零六年九月三十日止六個月的綜合損益表內。

綜合損益表

	附註	(未經審核) 截至九月三十日止六個月 二零零六年 百萬美元	二零零五年 百萬美元	(已審核) 截至三月三十一日止年度 二零零六年 百萬美元
收入	2	**713.8**	561.7	1,204.6
銷售成本		**(485.8)**	(374.0)	(757.9)
毛利		**228.0**	187.7	446.7
銷售及分銷成本		**(107.8)**	(88.4)	(209.2)
管理及其他經營費用		**(27.3)**	(30.8)	(61.0)
研究及開發費用		**(22.5)**	(18.3)	(40.3)
經營溢利	2&3	**70.4**	50.2	136.2
利息收入		**4.1**	1.8	3.9
應佔聯營公司業績		**–**	–	–
除稅前溢利		**74.5**	52.0	140.1
稅項	4	**(8.7)**	(5.7)	(11.3)
股東應佔溢利		**65.8**	46.3	128.8
中期股息	5	**21.5**	14.3	14.3
特別股息	5	**71.7**	–	–
末期股息	5			62.1
每股盈利(美仙)	6			
－基本		**27.6**	20.1	54.9
－攤薄		**27.1**	19.9	54.3

綜合股東資金變動表

	附註	(未經審核) 截至九月三十日止六個月 二零零六年 百萬美元	二零零五年 百萬美元	(已審核) 截至三月三十一日止年度 二零零六年 百萬美元
於期初的股東資金		**306.2**	203.3	203.3
行使購股權		**0.3**	11.2	13.2
行使認股權證		**–**	3.3	3.3
對沖儲備變現		**1.1**	–	(2.7)
期內進行對沖的公允價值(虧損)/收益		**(0.9)**	1.4	3.3
僱員購股權計劃之資本儲備		**0.6**	1.0	1.6
匯兌差額		**3.5**	(2.5)	(2.3)
沒有在損益表確認的收益及(虧損)淨額		**4.6**	14.4	16.4
股東應佔溢利		**65.8**	46.3	128.8
期內核准及支付的股息	5	**(62.1)**	(28.0)	(42.3)
於期末的股東資金		**314.5**	236.0	306.2

綜合資產負債表

	附註	(未經審核) 九月三十日 二零零六年 百萬美元	二零零五年 百萬美元	(已審核) 三月三十一日 二零零六年 百萬美元
非流動資產				
有形資產	7	**74.5**	50.9	64.6
租賃土地付款		**3.7**	3.4	3.7
遞延稅項資產		**8.6**	5.7	5.1
投資		**0.2**	0.3	0.2
		87.0	60.3	73.6
流動資產				
存貨		**238.7**	184.4	133.8
應收賬款及預付款	8	**307.2**	268.7	183.6
可收回稅項		**0.8**	1.2	1.8
現金及現金等價物		**126.6**	101.7	242.4
		673.3	556.0	561.6
流動負債				
應付賬款及應計費用	9	**(365.5)**	(318.0)	(267.7)
準備		**(58.4)**	(47.9)	(49.3)
應付稅項		**(17.3)**	(12.6)	(7.9)
		(441.2)	(378.5)	(324.9)
流動資產淨值		**232.1**	177.5	236.7
資產總值減流動負債		**319.1**	237.8	310.3
非流動負債				
借貸		**–**	(0.1)	–
遞延稅項負債		**(4.6)**	(1.7)	(4.1)
		(4.6)	(1.8)	(4.1)
資產淨值		**314.5**	236.0	306.2
資本及儲備				
股本	10	**11.9**	11.9	11.9
儲備	11	**302.6**	224.1	294.3
股東資金		**314.5**	236.0	306.2

簡明綜合現金流量表

	(未經審核) 截至九月三十日止六個月 二零零六年 百萬美元	二零零五年 百萬美元	(已審核) 截至三月三十一日止年度 二零零六年 百萬美元
經營活動(所用)/產生的現金淨額	**(37.2)**	0.8	176.2
投資活動所用的現金淨額	**(20.5)**	(9.7)	(31.9)
融資活動所用的現金淨額	**(61.8)**	(13.5)	(26.0)
匯率變動的影響	**3.7**	0.2	0.2
現金及現金等價物(減少)/增加	**(115.8)**	(22.2)	118.5
於期初的現金及現金等價物	**242.4**	123.9	123.9
於期末的現金及現金等價物	**126.6**	101.7	242.4

第21頁至第24頁的附註屬綜合財務報表的一部分。

1 編製基準

未經審核之中期綜合財務報表是按照香港聯合交易所有限公司證券上市規則(「上市規則」)，並符合國際會計準則委員會頒布的國際會計準則第三十四號 — 中期財務報告而編製。

在中期綜合財務報表所包括有關截至二零零六年三月三十一日止財政年度的財務資料，並非構成在該財政年度按國際財務報告準則(「IFRS」)而編製的本公司年度財務報表的整體，但有關之數字由該財務報表導出。截至二零零六年三月三十一日止年度之財務報表可於本公司的註冊辦事處索取。核數師在二零零六年六月二十一日發出的報告書中對該財務報表作出無保留意見。

中期綜合財務報表採用的各項會計政策，與二零零六年度財務報表所採用的會計政策一致。

除部分物業按重估值入賬外，本財務報表是以歷史成本作為編製基準。

管理層在編製符合IFRS的財務報表時需要作出判斷、估計和假設，從而影響政策的採用、於結算日的資產和負債的呈報數額及或然資產和負債的披露，及財政年度內的收入和支出的呈報數額。該等估計及假設是以本集團認為合理的過往經驗和其他各種因素作為基礎，而這些經驗和因素均為對未能從其他來源確定的事宜作出判斷的基準。實際業績可能有別於這些估計。

對這些估計和相關假設須不斷作出審閱。會計估計的變更在相應的期間內確認，即當變更僅影響作出變更的當期時，於變更當期確認；若變更對當期及以後期間均產生影響時，於變更當期及以後期間均確認。

2 分部資料

收入是指本集團向第三方銷售貨品和提供服務的已收及應收款項所產生的營業額。

本集團的主要業務是設計、製造及分銷消費電子產品，主要業務分部是電訊及電子產品業務。

主要報告模式 — 業務分部

	(未經審核) 截至九月三十日止六個月			
	收入	收入	經營溢利／(虧損)	經營溢利／(虧損)
	二零零六年	二零零五年	二零零六年	二零零五年
	百萬美元	百萬美元	百萬美元	百萬美元
電訊及電子產品	**713.8**	561.3	**70.5**	50.6
其他業務活動	**–**	0.4	**(0.1)**	(0.4)
	713.8	561.7	**70.4**	50.2

其次報告模式 — 地區分部

	(未經審核) 截至九月三十日止六個月			
	收入	收入	經營溢利	經營溢利
	二零零六年	二零零五年	二零零六年	二零零五年
	百萬美元	百萬美元	百萬美元	百萬美元
北美洲	**436.2**	321.7	**40.3**	21.4
歐洲	**229.3**	197.2	**18.1**	22.8
亞太區	**29.2**	31.2	**7.2**	3.3
其他	**19.1**	11.6	**4.8**	2.7
	713.8	561.7	**70.4**	50.2

3 經營溢利

計算經營溢利時已扣除以下項目：

		(未經審核) 截至九月三十日止六個月	
		二零零六年	二零零五年
	附註	百萬美元	百萬美元
折舊費用	7	**11.2**	8.8
出售有形資產之虧損		**–**	0.5

4 税項

	(未經審核) 截至九月三十日止六個月 二零零六年 百萬美元	 二零零五年 百萬美元
本公司及附屬公司		
税項		
香港	**11.6**	7.5
美國	**0.1**	0.2
其他國家	**–**	0.1
遞延税項		
產生及撤銷短暫差異	**(3.0)**	(2.1)
	8.7	5.7
本期税項	**11.7**	7.8
遞延税項	**(3.0)**	(2.1)
	8.7	5.7

就溢利計徵的税項是按照本集團業務所在國家的現行税率計算。

5 股息

(a) 期內應佔股息:

	(未經審核) 截至九月三十日止六個月 二零零六年 百萬美元	 二零零五年 百萬美元
已宣派中期股息每股9.0美仙 (二零零五年:6.0美仙)	**21.5**	14.3
已宣派特別股息每股30.0美仙 (二零零五年:無)	**71.7**	–
	93.2	14.3

於結算日後宣告派發的中期股息及特別股息尚未在結算日確認為負債。

(b)關於截至二零零六年三月三十一日止財政年度末期股息每股26.0美仙(二零零五年:12.0美仙),總數為62,100,000美元(二零零五年:28,000,000美元)已於期內批准並已全數支付。

6 每股盈利

每股基本及攤薄盈利是根據本集團的股東應佔溢利65,800,000美元 (二零零五年:46,300,000美元) 計算。

每股基本盈利是根據期內已發行普通股的加權平均股數238,900,000股(二零零五年:230,600,000股)計算。每股攤薄盈利是根據期內已發行普通股的加權平均股數243,300,000股(二零零五年:232,500,000股)計算,即期內已發行普通股之加權平均股數,並就僱員購股權計劃而視為無償發行普通股之加權平均數作出調整。

7 有形資產

	(未經審核) 九月三十日 二零零六年 百萬美元
於期初	**64.6**
增置	**20.7**
出售	**(0.2)**
折舊	**(11.2)**
匯率變動的影響	**0.6**
於期末	**74.5**

8 應收賬款及預付款

應收賬款及預付款總額為307,200,000美元(二零零六年三月三十一日:183,600,000美元), 其中包括應收賬款283,400,000美元(二零零六年三月三十一日:162,900,000美元)。

按交易日期對應收賬款淨額作出的賬齡分析如下:

	(未經審核) 九月三十日 二零零六年 百萬美元	(已審核) 三月三十一日 二零零六年 百萬美元
零至30天	**157.8**	90.7
31至60天	**86.2**	41.4
61至90天	**33.7**	17.0
超過90天	**5.7**	13.8
總數	**283.4**	162.9

本集團的銷售主要是以信用狀及介乎三十天至九十天期限的無保證信貸進行。部分無保證信貸銷售以信貸保險及銀行擔保做出保證。

9 應付賬款及應計費用

應付賬款及應計費用總額為365,500,000美元(二零零六年三月三十一日:267,700,000美元), 其中包括應付賬款186,000,000美元(二零零六年三月三十一日:116,800,000美元)。

按交易日期對應付賬款作出的賬齡分析如下:

	(未經審核) 九月三十日 二零零六年 百萬美元	(已審核) 三月三十一日 二零零六年 百萬美元
零至30天	**71.1**	52.4
31至60天	**67.5**	33.2
61至90天	**31.8**	18.5
超過90天	**15.6**	12.7
總數	**186.0**	116.8

10 股本、購股權及認股權證

股本

	(未經審核) 九月三十日 二零零六年 百萬美元	(已審核) 三月三十一日 二零零六年 百萬美元
法定		
普通股：		
400,000,000股(二零零六年三月三十一日：400,000,000股)每股面值0.05美元	**20.0**	20.0

	股份數目	(未經審核) 九月三十日 二零零六年 百萬美元	股份數目	(已審核) 三月三十一日 二零零六年 百萬美元
已發行及繳足				
每股面值0.05美元之普通股：				
於期初／年初	**238,773,133**	**11.9**	225,627,133	11.3
行使購股權發行之股份	**212,000**	**–**	10,146,000	0.5
行使認股權證發行之股份	–	–	3,000,000	0.1
於期末／年末	**238,985,133**	**11.9**	238,773,133	11.9

附註：於結算日後及截至二零零六年十一月二十二日止，由於10,000股行使價格為每股10.20港元之購股權期間獲行使，本公司之已發行及繳足股本增加至238,995,133股普通股。

購股權

根據於二零零一年八月十日採納之購股權計劃(「二零零一年計劃」)，董事們獲授權於批准採納二零零一年計劃當日起計十年內之任何時間向本公司及本集團之附屬公司之若干僱員，包括執行董事(但不包括非執行董事)授出可認購本公司股份之購股權，而認購價格將由董事根據二零零一年計劃之條款而決定。

於二零零六年九月三十日，二零零一年計劃可予發行之股份數目為7,002,000股，約佔本公司當時已發行股份2.9%。根據二零零一年計劃授出之購股權之數目於期內之變動情況載列如下：

授出日期 (附註1)	行使價格	可行使期間 (附註2)	二零零六年四月一日已發行結存	期內授出之購股權數目	期內已行使之購股權數目	期內已作廢之購股權數目 (附註5)	二零零六年九月三十日已發行結存
二零零二年二月二十六日至二零零二年三月二十六日	10.2港元	二零零五年二月二十六日至二零零七年三月二十五日	254,000	–	(147,000) (附註3)	–	**107,000**
二零零二年七月十日至二零零二年八月八日	8.71港元	二零零五年七月十日至二零零七年八月七日	85,000	–	(65,000) (附註4)	–	**20,000**
二零零四年四月二十日至二零零四年五月十九日	15.0港元	二零零七年四月二十日至二零零九年五月十九日	1,965,000	–	–	–	**1,965,000**
二零零四年十一月十九日	11.03港元	二零零七年十一月二十二日至二零零九年十一月二十一日	1,500,000	–	–	–	**1,500,000**
二零零五年三月二十三日至二零零五年四月二十二日	11.41港元	二零零八年三月二十三日至二零一零年三月二十二日	1,410,000	–	–	–	**1,410,000**
二零零五年八月十二日	19.3港元	二零零八年八月二十六日至二零一零年八月二十五日	2,000,000	–	–	–	**2,000,000**
			7,214,000	–	(212,000)	–	**7,002,000**

附註1：由於參與二零零一年計劃之僱員數目眾多，在本中期報告書內所示之有關資料只為有關數據之合理範圍。就向僱員授出之購股權而言，其授出乃基於在特定之期間內有關僱員接納該購股權之建議。

10 股本、購股權及認股權證(續)

購股權(續)

附註2： 授出購股權之其中一項附帶條件是有關僱員與本公司議定，於購股權被視作授出及獲接納當日起計三十六個月內不得行使，而於購股權被視作授出及獲接納當日起計六十個月以後亦不得行使。惟購股權於承受人達六十歲時將自動授予承受人。

附註3： 合共147,000股行使價格為每股10.20港元之購股權在本財政期間獲行使。有關本公司股份在緊接購股權行使日期之前與行使當日的加權平均收市價分別為每股39.06港元及每股38.49港元。

附註4： 合共65,000股行使價格為每股8.71港元之購股權在本財政期間獲行使。有關本公司股份在緊接購股權行使日期之前與行使當日的加權平均收市價分別為每股36.20港元及每股36.46港元。

附註5： 期內沒有註銷的購股權。

於綜合損益表中扣除之購股權費用乃根據以下假設及按Black-Scholes model計算：

	授出日期			
	二零零四年四月二十日	二零零四年十一月十九日	二零零五年三月二十三日	二零零五年八月十二日
各購股權於授出日期之公允價值	5.1港元	2.6港元	3.1港元	5.4港元
於授出日期之收市價	15.0港元	10.9港元	11.4港元	19.3港元
行使價格	15.0港元	11.03港元	11.41港元	19.3港元
預期股價波幅	50.7%	49.1%	47.5%	48.0%
無風險年利率	3.5%	2.8%	4.0%	3.9%
預期購股權平均年期	3.5年	3.5年	3.5年	3.5年
預期股息收益率	2.6%	7.1%	5.5%	5.1%

預期股價回報標準差的波幅乃按緊接授出當日前一年的每日股價統計分析計算。

認股權證

合共3,000,000股認股權證於截至二零零六年三月三十一日止財政年度獲行使，於二零零六年三月三十一日及二零零六年九月三十日，概無任何尚未行使的認股權證。

11 儲備

	(未經審核) 九月三十日 二零零六年 百萬美元	(已審核) 三月三十一日 二零零六年 百萬美元
股份溢價	**90.6**	90.3
其他物業重估儲備	**6.1**	6.1
收入儲備	**206.6**	202.9
匯兑儲備	**(3.7)**	(7.2)
資本儲備	**2.2**	1.6
對沖儲備	**0.8**	0.6
	302.6	294.3

12 資本承擔

	(未經審核) 九月三十日 二零零六年 百萬美元	(已審核) 三月三十一日 二零零六年 百萬美元
物業、機器及設備的資本承擔：		
已授權但未訂約	**22.7**	48.8
已訂約但未提撥準備	**14.2**	5.9
	36.9	54.7

13 已頒佈但尚未於截至二零零七年三月三十一日止會計期間生效的修訂後的和新的會計準則以及解釋公告的可能影響

至本中期財務報表簽發日，國際會計準則委員會頒布了以下的修訂後的和新的會計準則以及解釋公告，尚未於截至二零零七年三月三十一日止會計期間內生效並且未於本中期財務報表中執行：

	生效日
《國際財務報告準則》第7號「金融工具：披露」	二零零七年一月一日
《國際財務報告解釋公告》第8號「《國際財務報告準則》第2號的範圍」	二零零六年五月一日
《國際財務報告解釋公告》第9號「嵌入衍生工具的再評價」	二零零六年六月一日
《國際財務報告解釋公告》第10號「中期財務報告及減值」	二零零六年十一月一日
對《國際會計準則》第1號「財務報表的列報：資本披露」的修訂	二零零七年一月一日

本集團目前正在評估初次執行該等修訂的和新的會計準則以及解釋公告的影響。截至這些中期財務報表簽發日止，本集團認為執行以上修訂的和新的會計準則及解釋公告將不對本集團的經營業績和財政狀況產生重大影響。

14 中期報告書核准

董事會於二零零六年十一月二十二日核准本中期報告書。

中期股息及特別股息

董事會宣告派發截至二零零六年九月三十日止六個月之中期股息每股普通股份9.0美仙及特別股息每股普通股份30.0美仙予於二零零六年十二月二十二日辦公時間結束時名列本公司股東名冊上之股東。

中期股息及特別股息將於二零零七年一月三日以美元支付，惟註冊地址在香港之股東將可收取等值港幣之股息，而名列本公司英國股東名冊上之股東則可收取等值英鎊之股息。等值港幣及英鎊之股息均以二零零六年十二月十九日香港上海滙豐銀行有限公司向本公司提供之中位匯率計算。

暫停辦理股份過戶登記手續

本公司將於二零零六年十二月十八日至二零零六年十二月二十二日(包括首尾兩天)暫停辦理股份過戶登記手續。在此期間，本公司將不會接受股份過戶登記。

為確保獲得派發中期股息及特別股息之權利，所有股份過戶文件連同有關股票，最遲須於本公司股份過戶登記處之當地時間二零零六年十二月十五日(星期五)下午四時前送達本公司股份過戶登記處辦理登記。

本公司之主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda，於英國之股份過戶登記分處為Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom，於香港之股份過戶登記分處為香港中央證券登記有限公司位於香港皇后大道東183號合和中心46樓。

股本、購股權及認股權證

本公司股本、購股權及認股權證之變動情況詳載於綜合財務報表附註10。

董事於股份、相關股份及債券之權益及淡倉

於二零零六年九月三十日，根據本公司依循香港證券及期貨條例(「證券及期貨條例」)第352條須存置的登記冊所載及根據英國 Financial Services Authority(金融服務監察局)上市規則(「英國上市規則」)第16.13至16.17條之規定須知會UK Listing Authority(「英國上市監察局」)之紀錄所載，本公司各董事及最高行政人員所持有本公司之股份、相關股份及債券之權益及淡倉如下：

(1) 本公司權益

董事姓名	股份數目			股本衍生工具(購股權)	總數	持有股份概約百分比
	個人權益	家族權益	其他權益			
黃子欣	15,654,393	3,968,683	74,101,153 (附註1)	2,000,000	95,724,229	40.1%
李偉權	2,549,332	–	–	1,500,000	4,049,332	1.7%
錢果豐	–	–	–	–	–	–
馮國綸	1,041,630	–	–	–	1,041,630	0.4%
田北辰	–	–	423,000 (附註2)	–	423,000	0.2%
汪穗中	–	–	–	–	–	–

附註1： 該等股份由 Honorex Limited (「Honorex」)直接持有1,416,325股、Conquer Rex Limited (「Conquer Rex」)直接持有65,496,225股及 Twin Success Pacific Limited (「Twin Success」) 直接持有7,188,603股。Conquer Rex 為 Honorex 之全資附屬公司。Conquer Rex 、Honorex 及 Twin Success 均為酌情信託 The Wong Chung Man 1984 Trust 之受託人 Trustcorp Limited 之全資附屬公司，而該酌情信託之成立人為本公司之董事黃子欣先生。Trustcorp Limited 被視作間接持有總權益 *74,101,153*股及*Honorex*亦被視作間接持有 65,496,225 股。

附註2： 該等股份以Romsley International Limited 之名義登記，其為 J.P. Morgan Trust Company (Bahamas) Limited 之全資附屬公司。而 J.P. Morgan Trust Company (Bahamas) Limited 為酌情信託 The Joy Plus Trust 之受託人。田北辰先生為該酌情信託之成立人。

附註3： 上文所載之權益均為長盤。

(2) 本公司購股權

董事姓名	授予日期	行使價格	可行使期間 (附註)	持有購股權數目 二零零六年 四月一日	 二零零六年 九月三十日
黃子欣	二零零五年八月十二日	19.3港元	二零零八年八月二十六日至 二零一零年八月二十五日	2,000,000	2,000,000
李偉權	二零零四年十一月十九日	11.03港元	二零零七年十一月二十二日至 二零零九年十一月二十一日	1,500,000	1,500,000

附註：授予購股權之其中一項附帶條件是有關之承授人與本公司議定，於購股權接納當日起計三十六個月之期間內不得行使，而於購股權接納當日起計六十個月以後亦不得行使。

除上文所披露外，於二零零六年九月三十日，根據證券及期貨條例第XV部須存置的登記冊內所載或根據上市規則所載有關上市發行人董事進行證券交易之標準守則或根據英國上市規則第16.13至16.17條之規定須知會英國上市監察局之紀錄所載，本公司董事及最高行政人員概無持有本公司或其聯營公司(釋義見證券及期貨條例第XV部)之股份、相關股份及債券之權益及淡倉紀錄。

主要股權

於二零零六年九月三十日，本公司根據證券及期貨條例第336條存置之主要股東登記冊及根據英國上市規則第9.11至9.14條之規定須知會英國上市監察局之紀錄所載(除上文所載之董事及最高行政人員外)，就本公司所知，擁有本公司已發行股本3%或以上權益之人士及每位該等人士所持權益之資料如下：

股東姓名	身份	持有股份數目	持有股份 概約百分比
Trustcorp Limited	所控制法團權益(附註1及3)	74,101,153	31.0%
Newcorp Limited	所控制法團權益(附註1及3)	74,101,153	31.0%
Newcorp Holdings Limited	所控制法團權益(附註1及3)	74,101,153	31.0%
David Henry Christopher HILL	所控制法團權益(附註1及3)	74,101,153	31.0%
David William ROBERTS	所控制法團權益(附註1及3)	74,101,153	31.0%
Rebecca Ann HILL	配偶權益(附註1及3)	74,101,153	31.0%
Honorex Limited	實益擁有人(附註1及3)	1,416,325	28.0%
	所控制法團權益(附註1及3)	65,496,225	
Conquer Rex Limited	實益擁有人(附註1及3)	65,496,225	27.4%
惠理基金管理公司	投資經理(附註2及3)	19,925,000	8.3%
謝清海	所控制法團權益(附註2及3)	19,925,000	8.3%
Twin Success Pacific Limited	實益擁有人(附註1及3)	7,188,603	3.0%

附註1： 該等股份由Honorex Limited(「Honorex」)直接持有1,416,325股、Conquer Rex Limited(「Conquer Rex」)直接持有65,496,225股及Twin Success Pacific Limited(「Twin Success」)直接持有7,188,603股，Conquer Rex 為 Honorex 之全資附屬公司。Conquer Rex、Honorex 及 Twin Success 均為酌情信託 The Wong Chung Man 1984 Trust 之受託人 Trustcorp Limited之全資附屬公司，而該酌情信託之成立人為本公司之董事黃子欣先生(「黃先生」)。Trustcorp Limited 被視作間接持有總權益 74,101,153股及 Honorex 亦被視作間接持有65,496,225股。黃先生持有74,101,153股之成立人權益已於上文「董事於股份、相關股份及債券之權益及淡倉」一段中披露。Trustcorp Limited由Newcorp Limited全資擁有，Newcorp Limited由Newcorp Holdings Limited全資擁有。David Henry Christopher HILL先生及David William ROBERTS先生均各自擁有35%Newcorp Holdings Limited之權益，因此被視作持有相關股份權益。Rebecca Ann HILL女士為David Henry Christopher HILL先生之配偶，根據證券及期貨條例被視作持有相關股份權益。

附註2： 由於謝清海先生擁有32.77%惠理基金管理公司之權益，因此被視作持有相關股份權益。

附註3： 上文所載之權益均為長盤。

除上文所披露外，於二零零六年九月三十日概無任何人士(除本公司董事及最高行政人員外)通知本公司於本公司之股份、相關股份及債券中擁有根據證券及期貨條例第XV部須披露或根據證券及期貨條例第336條存置之主要股東登記冊所載之權益及淡倉或根據英國上市規則第9.11至9.14條須通知英國上市監察局之有關權益。

購股權計劃

本公司設有購股權計劃(「二零零一年計劃」)，以對本集團之業務成就有貢獻之合資格參與人士提供獎勵及獎賞。二零零一年計劃之合資格參與人士包括執行董事(但不包括非執行董事)及本公司及/或其任何附屬公司之僱員。二零零一年計劃之詳情載於綜合財務報表附註10。

持續關連交易

於二零零五年四月六日，本公司宣布已進行一項交易，該等交易已構成本公司根據上市規則第14A.34條及英國上市規則第11章所指之持續關連交易，詳載如下：

於二零零五年四月六日，本公司(作為租客)與Aldenham Company Limited(「Aldenham」)(作為業主)續立租約(「該租約」)，租用位於香港寶雲道之物業，租期由二零零五年四月一日至二零零七年三月三十一日，為期兩年，每月租金為250,000港元以提供住所予本公司之董事、行政總裁兼主要股東黃子欣先生(「黃先生」)。Aldenham乃某信託間接持有之全資附屬公司，而黃先生之家族成員乃為上述信託之受益人。Aldenham因此按上市規則定義為本公司之關連人士，而該租約則構成持續關連交易。

購買、出售或贖回上市股份

截至二零零六年九月三十日止六個月內，本公司概無贖回其任何股份。於回顧期內，本公司或其任何附屬公司概無購買或出售本公司之股份。

企業管治

偉易達集團於百慕達註冊成立，本公司之主要股份分別在香港聯合交易所有限公司及倫敦交易所上市。適用於本公司之主要企業管治規則，即上市規則附錄14所載之企業管治常規守則(「該守則」)。於二零零六年九月三十日止六個月內，本公司均遵守該守則之所有守則條文，亦已遵守很大部份該守則內建議之最佳常規，惟偏離下文所述該守則第A.2.1條守則條文的規定：

根據該守則第A.2.1條守則條文，主席與行政總裁的角色應有區分，並不應由一人同時兼任。而黃子欣先生則擔任主席同時兼任集團行政總裁。董事會認為此架構不會削弱董事會與集團管理層之間的權力及授權分佈之平衡，因大部份董事會成員為非執行董事，而其中六分之四則為獨立人士。因黃子欣先生於業內擁有資深的經驗，董事會相信委任彼為主席兼集團行政總裁之職位對本集團會帶來益處。

本公司並不受適用於英國註冊成立公司之英國上市規則內之Combined Code on Corporate Governance管制。

證券交易標準守則

本公司就本中期報告所包括的會計期間已採納上市規則附錄10及英國上市規則第16章之附錄所載有關董事及高級管理層進行證券交易的標準守則。經向本公司所有董事作出具體查詢後，本公司各董事均確認已完全遵守標準守則所規定的準則。

審核委員會

審核委員會之主席為錢果豐先生，其成員分別為馮國綸先生及田北辰先生，三位均為獨立非執行董事。審核委員會以協助董事會履行多方面的監督責任，範圍包括財務匯報、風險管理，以及評估內部控制及審核程序等。審核委員會亦須確保集團遵守所有適用法例。

審核委員會已聯同管理層檢討本集團採納之會計準則及慣例，並檢討財務報告事項(包括截至二零零六年九月三十日止未經審核之中期綜合財務報表)。

上市

偉易達集團的股份分別在香港聯合交易所有限公司及倫敦交易所上市，其普通股亦以美國預託證券方式，透過紐約銀行買賣。

股份代號

香港聯合交易所有限公司	303
倫敦交易所	VTH
美國預託證券	VTKHY

財務日誌

暫停辦理股份過戶登記	二零零六年十二月十八日至十二月二十二日(包括首尾兩天)
派發中期股息及特別股息	二零零七年一月三日
二零零七財政年度業績公布	二零零七年六月

股份過戶登記處

主要登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda
電話： (441) 299 3954
傳真： (441) 295 6759
電郵： funds@bntb.bm

香港分處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓
電話： (852) 2862 8628
傳真： (852) 2865 0990
電郵： hkinfo@computershare.com.hk

英國分處

Capita IRG Plc
Bourne House
34 Beckenham Road
Kent BR3 4TU, DX91750
Beckenham West
United Kingdom
電話： (44) 20 8639 2157
傳真： (44) 20 8639 2342
電郵： ssd@capitaregistrars.com

股份資料

每手買賣股數：	1,000股
於二零零六年九月三十日已發行股份：	238,985,133股

股息

截至二零零六年九月三十日止六個月的每股股息

一中期股息	每股普通股9.0美仙
一特別股息	每股普通股30.0美仙

投資者關係聯絡人

香港新界大埔汀角路57號
太平工業中心第1期23樓
企業傳訊部
電話： (852) 2680 1000
傳真： (852) 2680 1788
電郵： investor_relations@vtech.com

網址

www.vtech.com
www.irasia.com/listco/hk/vtech

公司資料

董事會

執行董事

黃子欣
主席兼集團行政總裁

李偉權
副主席

獨立非執行董事

錢果豐
馮國綸
田北辰
汪穗中

審核委員會

錢果豐*（主席）*
馮國綸
田北辰

提名委員會

馮國綸*（主席）*
汪穗中
黃子欣

酬金委員會

田北辰*（主席）*
錢果豐
馮國綸

公司秘書

張怡煒

合資格會計師

唐嘉紅

註冊辦事處

Clarendon House
Church Street
Hamilton HM11
Bermuda

主要辦事處

香港新界大埔汀角路57號
太平工業中心第1期23樓

主要往來銀行

香港上海滙豐銀行有限公司
恒生銀行有限公司
渣打銀行

核數師

畢馬威會計師事務所
香港執業會計師

美國預託證券

The Bank of New York
101 Barclay Street
22nd Floor-West
New York
N.Y. 10286
U.S.A.

If there is a discrepancy between the Chinese translation and the English version of this report and accounts, the English version shall prevail.
本報告書及賬目之中文譯本與英文本如有任何歧義，概以英文本為準。

VTech Holdings Ltd

(Incorporated in Bermuda with limited liability)

23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, New Territories, Hong Kong
Tel: (852) 2680 1000 Fax: (852) 2680 1300
http://www.vtech.com
email: investor_relations@vtech.com

偉易達集團

(於百慕達註冊成立之有限公司)

香港新界大埔汀角路57號太平工業中心第1期23樓
電話: (852) 2680 1000 傳真: (852) 2680 1300
http://www.vtech.com
電郵: investor_relations@vtech.com